EXHIBIT 99.1

Gentor Resources Inc.

PRESS RELEASE

Gentor Files NI 43-101 Technical Report on Oman Properties

Toronto, Canada – July 30, 2012 - Gentor Resources Inc. (“Gentor” or the “Company”) (TSX-V – “GNT” & OTCQB – “GNTOF”) announces that it has filed on SEDAR and EDGAR an independent National Instrument 43-101 technical report in respect of the Company’s Oman properties.  This report was prepared by H&S Consultants Pty Ltd and is entitled “Technical Report on Mineral Resources at Mahab 4 and Maqail South and Exploration Potential of Block 5 and Block 6, Sultanate of Oman”.

Gentor is a mineral exploration company whose projects include copper and gold properties in the Sultanate of Oman and Turkey and a molybdenum-tungsten-silver property in East Central Idaho, U.S.  The Company’s strategy is to create shareholder value by discovering and developing highly prospective mineral properties around the globe, with current focus in the Sultanate of Oman and Turkey.  In Oman, Gentor is partnered with Al Fairuz Mining Company LLC on its Block 5 exploration tenement and Al Zuhra Mining Company LLC on Block 6.  In Turkey at the Hacimeter Project, the Company is joint-ventured with the Besler Group.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact: Dr. Peter Ruxton, President & CEO, United Kingdom Tel: + 44 (0) 7786 111103; or Arnold T. Kondrat, Executive Vice President, Toronto, Ontario, Tel: (416) 366 2221 or 1 (800) 714 7938.